

March 28, 2014

<u>Via E-mail</u>
Steven Conboy
Chief Executive Officer
Eco Building Products, Inc.
909 West Vista Way
Vista, California 92083

> **Re: Eco Building Products, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 4, 2014**
> **File No. 000-53875**

Dear Mr. Conboy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Regarding the $500,000 Loan Agreement disclosed in your Form 8-K filed March 4, 2014, please provide, with a view toward disclosure in the information statement, whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to repay the loan.

2. Please disclose the number of shares of common stock into which the convertible debenture would be converted, using a recent trading price, if the convertible debenture was currently outstanding. In addition, please describe any prior transactions or relationships between you and the lender on the $500,000 loan agreement, as well as the natural persons with voting or investment control of the lender, if the lender is not a natural person.

Actions to Be Taken, page 4

Advantages, Disadvantages and Effects of the Proposed Increase in the Authorized Common Stock, page 5

3. We note your statement that "[a]t this time [you] do not have any plans to issue any shares." However, we note the financing arrangements disclosed in your Form 8-K filed March 4, 2014, which involve a note and preferred securities convertible into common stock. Please revise this statement, and your information statement as a whole, to discuss these financing arrangements, including the identities of the "institutional lender" and "institutional investor," and to reflect the fact that and the circumstances under which you may be required to issue shares of common stock under the $500,000 Loan Agreement and the $675,000 Series B Preferred Stock Financing. In addition, please disclose the purpose(s) for which the proceeds of the financings have been or will be used.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485 Lilyanna Peyser, Special Counsel, at 202.551.3222, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director

cc: Gregg E. Jaclin